EXHIBIT 99.1

NewsRelease

TC Energy

TC Energy announces cash tender offers for seven series of debt securities

CALGARY, Alberta – **Oct. 1, 2024** – News Release – TC Energy Corporation (TSX, NYSE: TRP) ("TC Energy") today announced that TransCanada PipeLines Limited (the "Company"), a wholly-owned subsidiary of TC Energy, has commenced separate offers (the "Offers") to purchase for cash any and all of the seven series of outstanding notes of the series listed in the table below (collectively, the "Notes"), up to a maximum of US$1,750,000,000 aggregate Total Consideration (as defined below). Subject to the Maximum Purchase Condition (as defined below), the series of Notes that are purchased in the Offers will be based on the acceptance priority levels (each, an "Acceptance Priority Level") set forth in the table below. If a given series of Notes is accepted for purchase pursuant to the Offers, all Notes of that series that are validly tendered will be accepted for purchase. No series of Notes will be subject to proration pursuant to the Offers.

The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2024 relating to the Notes (the "Offer to Purchase") and the notice of guaranteed delivery attached as Appendix A thereto (the "Notice of Guaranteed Delivery" and, together with the Offer to Purchase, the "Tender Offer Documents"). Capitalized terms used but not defined in this announcement have the meanings given to them in the Offer to Purchase.

Acceptance Priority Level[1]	Title of Notes[2]	Principal Amount Outstanding (in millions)	CUSIP / ISIN Nos.[2]	Reference Security[3]	Bloomberg Reference Page[3]	Fixed Spread (Basis Points)[3]
1	2.500% Senior Notes due 2031	US$1,000	89352HBC2 / US89352HBC25	3.875% U.S. Treasury due August 15, 2034	FIT1	+35
2	5.000% Senior Notes due 2043	US$625	89352HAL3 / US89352HAL33	4.125% U.S. Treasury due August 15, 2044	FIT1	+90
3	4.875% Senior Notes due 2048	US$1,000	89352HAY5 / US89352HAY53	4.625% U.S. Treasury due May 15, 2054	FIT1	+100
4	5.100% Senior Notes due 2049	US$1,000	89352HAZ2 / US89352HAZ29	4.625% U.S. Treasury due May 15, 2054	FIT1	+95
5	4.750% Senior Notes due 2038	US$500	89352HAX7 / US89352HAX70	3.875% U.S. Treasury due August 15, 2034	FIT1	+110
6	4.250% Senior Notes due 2028	US$1,400	89352HAW9 / US89352HAW97	3.50% U.S. Treasury due September 30, 2029	FIT1	+55
7	4.875% Senior Notes due 2026	US$850	89352HAT6 / US89352HAT68	3.875% U.S. Treasury due January 15, 2026	FIT4	+45

(1) Subject to the satisfaction or waiver of the conditions of the Offers described in the Offer to Purchase, if the Maximum Purchase Condition is not satisfied with respect to every series of Notes, the Company will accept Notes for purchase in the order of their respective Acceptance Priority Level specified in the table above (with 1 being the highest Acceptance Priority Level and 7 being the lowest Acceptance Priority Level). It is possible that a series of Notes with a particular Acceptance Priority Level will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase. (2) No representation is made as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this News Release or printed on the Notes. They are provided solely for convenience. (3) The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each US$1,000 principal amount of such series of Notes validly tendered for purchase will be based on the applicable Fixed Spread specified in the table above for such series of Notes, plus the applicable yield based on the bid-side price of the applicable U.S. Treasury reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 2:00 p.m. (Eastern time) on October 8, 2024, unless extended with respect to the applicable Offer (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Price Determination Date”). The Total Consideration does not include the applicable Accrued Coupon Payment (as defined below), which will be payable in cash in addition to the applicable Total Consideration. The Offers will expire at 5:00 p.m. (Eastern time) on October 8, 2024, unless extended or earlier terminated (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Expiration Date”). Notes may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) on October 8, 2024, unless extended with respect to any Offer. For Holders who deliver a Notice of Guaranteed Delivery and all other required documentation at or prior to the Expiration Date, upon the terms and subject to the conditions set forth in the Tender Offer Documents, the deadline to validly tender Notes using the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) will be the second business day after the Expiration Date and is expected to be 5:00 p.m. (Eastern time) on October 10, 2024, unless extended with respect to any Offer (the “Guaranteed Delivery Date”). Settlement for all Notes tendered prior to the Expiration Date or pursuant to a Notice of Guaranteed Delivery will be four business days after the Expiration Date and the second business day after the Guaranteed Delivery Date, respectively, which is expected to be October 15, 2024, unless extended with respect to any Offer (the “Settlement Date”). Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes are accepted for purchase in the Offers will receive the applicable Total Consideration for each US$1,000 principal amount of such Notes in cash on the Settlement Date. Promptly after 2:00 p.m. (Eastern time) on October 8, 2024, the Price Determination Date, unless extended with respect to any Offer, the Company will issue a press release specifying, among other things, the Total Consideration for each series of Notes validly tendered and accepted. In addition to the applicable Total Consideration, Holders whose Notes are accepted for purchase will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by The Depository Trust Company (“DTC”) or its participants.

The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including that the aggregate Total Consideration payable for Notes purchased in the Offers (the “Aggregate Purchase Amount”) not exceed US$1,750,000,000 (the “Maximum Purchase Amount”), and on the Maximum Purchase Amount being sufficient to pay the Total Consideration for all validly tendered and not validly withdrawn Notes of such series (after accounting for all validly tendered Notes that have a higher Acceptance Priority Level) (the “Maximum Purchase Condition”). The Company reserves the right, but is under no obligation, to increase or waive the Maximum Purchase Amount, in its sole discretion subject to applicable law, with or without extending the Withdrawal Date. No assurance can be given that the Company will increase or waive the Maximum Purchase Amount. If Holders tender more Notes in the Offers than they expect to be accepted for purchase based on the Maximum Purchase Amount and the Company subsequently accepts more than such Holders expected of such Notes tendered as a result of an increase of the Maximum Purchase Amount, such Holders may not be able to withdraw any of their previously tendered Notes. Accordingly, Holders should not tender any Notes that they do not wish to be accepted for purchase. If the Maximum Purchase Condition is not satisfied with respect to each series of Notes, for (i) a series of Notes (the “First Non-Covered Notes”) for which the Maximum Purchase Amount is less than the sum of (x) the Aggregate Purchase Amount for all validly tendered First Non-Covered Notes and (y) the Aggregate Purchase Amount for all validly tendered Notes of all series having a higher Acceptance Priority Level as set forth in the table above (with 1 being the highest Acceptance Priority Level and 7 being the lowest Acceptance Priority Level) than the First Non-Covered Notes, and (ii) all series of Notes with an Acceptance Priority Level lower than the First Non-Covered Notes (together with the First Non-Covered Notes, the “Non- Covered Notes”), the Company may, at any time on or prior to the Expiration Time: (a) terminate an Offer with respect to one or more series of Non-Covered Notes for which the Maximum Purchase Condition has not been satisfied, and promptly return all validly tendered Notes of such series, and any other series of Non-Covered Notes, to the respective tendering Holders; or (b) waive the Maximum Purchase Condition with respect to one or more series of Non-Covered Notes and accept all Notes of such series, and of any series of Notes having a higher Acceptance Priority Level, validly tendered; or (c) if there is any series of Non-Covered Notes with a lower Acceptance Priority Level than the First Non-Covered Notes for which: (i) the Aggregate Purchase Amount necessary to purchase all validly tendered Notes of such series, plus (ii) the Aggregate Purchase Amount necessary to purchase all validly tendered Notes of all series having a higher Acceptance Priority Level than such series of Notes, other than any series of Non-Covered Notes that has or have not also been accepted as contemplated by this clause (c), is equal to, or less than, the Maximum Purchase Amount, accept all validly tendered Notes of all such series having a lower Acceptance Priority Level, until there is no series of Notes with a higher or lower Acceptance Priority Level to be considered for purchase for which the conditions set forth above are met. It is possible that a series of Notes with a particular Acceptance Priority Level will fail to meet the conditions set forth above and therefore will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase. For purposes of determining whether the Maximum Purchase Condition is satisfied, the Company will assume that all Notes tendered pursuant to the Guaranteed Delivery Procedures will be duly delivered at or prior to the Guaranteed Delivery Date and the Company will not subsequently adjust the acceptance of the Notes in accordance with the Acceptance Priority Levels if any such Notes are not so delivered. The

Company reserves the right, subject to applicable law, to waive the Maximum Purchase Condition with respect to any Offer. The Offers are subject to the satisfaction of these conditions and certain other conditions. The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. The Offers are not conditioned on the tender of any aggregate minimum principal amount of Notes of any series (subject to minimum denomination requirements as set forth in the Offer to Purchase). The Company has retained Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, and RBC Capital Markets, LLC to act as the dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers should be directed to Deutsche Bank Securities Inc. at +1 (866) 627-0391 (toll-free) or +1 (212) 250-2955 (collect), J.P. Morgan Securities LLC at +1 (866) 834- 4666 (toll-free) or +1 (212) 834-4818 (collect), Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll-free) or +1 (212) 761-1057 (collect), or RBC Capital Markets, LLC at +1 (877) 381-2099 (toll-free) or +1 (212) 618-7843 (collect). D.F. King & Co., Inc. will act as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to D.F. King & Co., Inc. in New York by telephone at +1 (212) 269-5550 (for banks and brokers only) or +1 (866) 620-9554 (for all others toll-free), or by email at TCEnergy@dfking.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: www.dfking.com/transcanada. If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Information and Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in DTC will be released. Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that Holder to be able to participate in, or withdraw their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase. This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of TC Energy, the Company or any of their subsidiaries. The Offers are being made solely pursuant to the Offer to Purchase. The Offers are not being made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction in which the securities laws or “blue sky” laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this announcement, the Offer to Purchase or any material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this announcement, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

Forward-looking Statements This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Offers, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and settlement dates thereof; and the satisfaction or waiver of certain conditions of the Offers. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of TC Energy to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Offers, and other risk factors as detailed from time to time in TC Energy’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, TC Energy undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise. About TC Energy TC Energy is a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbors, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522